FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2008

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release dated May 1, 2008,

➢

Lund Gold Ltd. – BC Form 53-901F, Material Change Report,

➢

Lund Gold Ltd. – Interim Consolidated Financial Statements for the period ended March 31, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

July 3, 2008

By:

“Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

July 3, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Peter McArthur

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free	(877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

May 1, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Project News

Lund Gold Ltd. (TSX-V: LGD ) has received a status update on the Ring of Fire / McFauld’s Lake Ontario project recently acquired under option from Noront Resources Ltd. Noront, the project operator, has advised that an airborne survey on the JV property is complete. The processing and initial report are under preparation, and the report will propose a 2008 program and budget. Ground exploration will be scheduled at that time. The initial report is expected during the month of May.

Chet Idziszek, President and CEO of Lund, stated, “The recent completion of our $2.5 million financing has provided abundant exploration funding for the Ring of Fire project, which we will focus on this summer. We also will continue our ongoing review of other attractive projects for potential acquisition.”

The Company has provided Noront, the McFauld’s Lake project operator, with $1 million as an advance to fund the 2008 program on the 13 claim, 169 unit project, as provided for in the January 15, 2008 option agreement between Lund and Noront.

The Company also advises that its option on the Carneirinho project in Brazil terminated on April 30, 2008. A significant option payment became payable on that date to maintain the option, and the Company believes its resources are better directed at in-the-ground exploration expenditures, such as at the Ring of Fire / McFauld’s Lake project.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 6, 2008

Item 3.

Press Release

May 1, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Exploration property update.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 6th day of May, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free	(877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

May 1, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Project News

Lund Gold Ltd. (TSX-V: LGD ) has received a status update on the Ring of Fire / McFauld’s Lake Ontario project recently acquired under option from Noront Resources Ltd. Noront, the project operator, has advised that an airborne survey on the JV property is complete. The processing and initial report are under preparation, and the report will propose a 2008 program and budget. Ground exploration will be scheduled at that time. The initial report is expected during the month of May.

Chet Idziszek, President and CEO of Lund, stated, “The recent completion of our $2.5 million financing has provided abundant exploration funding for the Ring of Fire project, which we will focus on this summer. We also will continue our ongoing review of other attractive projects for potential acquisition.”

The Company has provided Noront, the McFauld’s Lake project operator, with $1 million as an advance to fund the 2008 program on the 13 claim, 169 unit project, as provided for in the January 15, 2008 option agreement between Lund and Noront.

The Company also advises that its option on the Carneirinho project in Brazil terminated on April 30, 2008. A significant option payment became payable on that date to maintain the option, and the Company believes its resources are better directed at in-the-ground exploration expenditures, such as at the Ring of Fire / McFauld’s Lake project.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

LUND GOLD LTD.
Interim Consolidated Financial Statements
Nine Months Ended March 31, 2008
(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2008.

LUND GOLD LTD.
(An exploration stage company)
Consolidated Balance Sheets
As at (expressed in Canadian dollars, unaudited)

	March 31,	June 30,
	2008	2007

ASSETS

Current
Cash and cash equivalents	$1,231,738	$3,067,761
Receivables	51,210	25,733
Prepaid expenses and deposits	3,857	9,044
	1,286,805	3,102,538

Mineral property (Note 5)	100,000	1,038,920
Deposit with operator of joint venture (Note 5)	1,000,000	-
Equipment	20,668	8,680
Restricted cash	16,338	16,338

	$2,423,811	$4,166,476

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$89,582	$30,296

Shareholders’ equity
Capital stock (Note 6)
Authorized
200,000,000 common shares without par value
Issued and outstanding
39,127,329 (June 30, 2007 – 38,410,663) common
shares	14,951,119	14,770,344
Contributed surplus (Note 6)	1,098,556	1,098,556
Deficit	(13,715,446)	(11,732,720)

	2,334,229	4,136,180

	$2,423,811	$4,166,476

LUND GOLD LTD.
(An exploration stage company)
Consolidated Statements of Loss and Deficit
For the periods ended March 31
(expressed in Canadian dollars – unaudited, prepared by management)

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	March 31	March 31	March 31	March 31
	2008	2007	2008	2007

EXPENSES
Amortization	$730	$-	$3,649	$1,460
Accounting and audit	9,000	-	35,742	6,900
Legal	13,104	938	16,487	24,211
Office and general	13,575	10,684	42,878	33,224
Rent	11,117	10,367	31,852	29,915
Salaries and benefits	57,409	35,161	153,957	103,498
Shareholder information	(2,269)	-	426	1,698
Transfer agent and filing fees	10,564	10,629	22,565	26,889
Travel and public relations	17,698	147	45,654	1,262
	(130,928)	(67,926)	(353,210)	(229,057)

OTHER INCOME (EXPENSE)
Interest income	19,060	7,677	74,920	24,078
Foreign exchange gain (loss)	4,610	(1,648)	(4,394)	(1,296)
Writedown of mineral property
(Note 5)	(1,700,042)		(1,700,042)
	(1,676,372)	6,029	(1,629,516)	22,872

Loss and comprehensive loss for
the period (Note 4)	(1,807,300)	(61,897)	(1,982,726)	(206,275)

Deficit – Beginning of period	(11,908,146)	(11,098,863)	(11,732,720)	(10,954,485)

Deficit – End of period	$(13,715,446)	$(11,160,760)	$(13,715,446)	$(11,160,760)

Basic and diluted loss per
share	$(0.05)	$(0.00)	$(0.05)	$(0.01)

Weighted average number of
shares outstanding	38,522,779	24,971,144	38,479,390	24,889,152

LUND GOLD LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
For the periods ended March 31
(expressed in Canadian dollars – unaudited)

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	March 31	March 31	March 31	March 31
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period	$(1,807,300)	$(61,897)	$(1,982,726)	$(206,275)
Items not involving cash
Amortization	730	-	3,649	1,459
Writedown of mineral property	1,700,042	-	1,700,042	-
Change in non-cash working capital
items
Receivables	625	83	(25,477)	448
Accounts payable and accrued
liabilities	(18,145)	(8,453)	11,368	(28,048)
	(124,048)	(70,267)	(293,144)	(232,416)

CASH FLOWS FROM FINANCING ACTIVITIES

Share capital issued for cash	79,167	93,326	79,167	93,326
Proceeds of share subscription	-	672,000		672,000
Adjustments to share issue costs	-	-	1,608	-
	79,167	765,326	80,775	765,326

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditures on mineral properties	(198,141)	(330,191)	(608,017)	(392,298)
Advance to joint venture	(1,000,000)	-	(1,000,000)	-
Purchase of fixed assets	(7,995)	-	(15,637)	-
	(1,206,136)	(330,191)	(1,623,654)	(392,298)

Change in cash and cash equivalents	(1,251,017)	364,868	(1,836,023)	140,612

Cash and cash equivalents – Beginning
of period	2,482,755	72511155	3,067,761	949,371

Cash and cash equivalents – End of
period	$1,231,738	$1,089,983	$1,231,738	$1,089,983

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended March 31, 2008

1.	NATURE OF OPERATIONS

The Company is in the business of exploring resource properties. Current mineral exploration activities are at a sufficiently early phase that the Company classifies itself as exploration stage. The recoverability of the Company’s investments in resource properties is dependent upon its ability to obtain necessary financing to complete exploration leading to the discovery of economically recoverable reserves and attaining future profitable commercial production or other sale proceeds.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2007.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGE IN ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted certain new accounting standards described below issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)         Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. The Company, during the current reporting period, had no items of gain or loss requiring presentation as “other comprehensive income”.

Accordingly, the Company has presented a combined statement of loss and comprehensive loss and has no balance to present as “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the balance sheet.

(b)         Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. Any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended March 31, 2008

4.	CHANGE IN ACCOUNTING POLICIES (continued)

(b)           Financial Instruments (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(i)	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has determined that all of its financial instruments fall under the classifications described in item (i) above. Accordingly, there are no revaluation gains or losses to be included in “other comprehensive income”.

(c)          Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

5.	MINERAL PROPERTY

	Carneirinho	Noront
	Brazil	Ontario

Balance, June 30, 2007	$1,038,920	$-

Acquisition costs – issue of shares	-	100,000
Assaying	40,828	-
Camp	191,674	-
Drilling	285,987	-
Geology	124,879	-
Travel	17,754	-
Additions in period	661,122	100,000
	1,700,042	100,000
Writedown recognized	(1,700,042)	-

Balance, March 31, 2008	$-	$100,000

The Company’s option on the Carneirinho property lapsed on April 30, 2008 and a writedown of all carrying costs has been recognized as at March 31, 2008.

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended March 31, 2008

5.	MINERAL PROPERTY (continued)

Acquisition of Noront Property, Ontario

On February 4, 2008 the Company entered into an option agreement in respect of a 50 per cent interest in 13 claim blocks covering a total of 169 units in the McFauld’s Lake district of northern Ontario. Pursuant to the agreement, to acquire its interest, the Company is required to:

(a)	Issue to the optionor 400,000 common shares upon receipt of all required approvals (issued);

(b)	Incur aggregate exploration expenditures on the property of $3,500,000 over a three year period, including $1,000,000 which was advanced as a firm commitment in the first year;

(c)	Make total cash payments to the optionor totaling $400,000 within two years of receiving all required approvals, of which $200,000 is to be paid in the first year, with the provision that any portion of the aggregate of $400,000 may be satisfied, at the option of the optionor, by the issue of common shares of the Company at the deemed price of $0.25 per share.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of	Amount	Contributed
	Shares		Surplus

Balance – June 30, 2007	38,410,663	$14,770,344	$1,098,556
Issued for cash on exercise of warrants	316,666	79,167
Issued for mineral property – Note 5	400,000	100,000
Adjustment to share issue costs	-	1,608	-

Balance – March 31, 2008	39,127,329	$14,951,119	$1,098,556

7.	STOCK OPTIONS

As at March 31, 2008, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

474,000	$0.52	September 8, 2008
21,500	0.65	September 12, 2008
100,000	0.33	May 15, 2009
59,000	0.25	July 22, 2009
896,500	0.10	November 9, 2010
1,690,000	0.31	April 20, 2012
10,000	0.37	May 18, 2012

3,251,000

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended March 31, 2008

8.	WARRANTS

As at March 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
4,762,500	$0.40	April 11, 2009
1,250,000	0.40	April 13, 2009
6,012,500

9.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common:

	2008	2007

Legal fees	$11,950	$29,100
Rent	31,852	29,915
Salaries and benefits	56,800	58,652

	$100,602	$117,667

Legal fees have been expensed to operations, recorded as share issue costs or capitalized to mineral properties, based on the nature of the expenditure.

b)	Included in accounts payable at March 31, 2008 is $1,176 (June 30, 2007 – $6,740) due to related parties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended March 31, 2008

10.	SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment – the exploration of mineral properties. The Company’s equipment and mineral properties are located in the following geographic areas:

	March 31, 2008	June 30, 2007
Brazil	$-	$1,038,920
Canada	220,668	8,680
	$220,668	$1,047,600

11.	SUBSEQUENT EVENT

On April 16, 2008 the Company issued to subscribers a total of 8,975,704 common shares for total gross proceeds of $2,533,850 pursuant to private placement financings, together with warrants for the purchase of up to 4,487,852 additional common shares exercisable at the price of $0.40 for a two year term expiring April 16, 2010. Of the private placement units issued, 2,647,676 were on a non-flow-through basis priced at $0.24 and 6,328,028 were on a flow-through basis, in accordance with provisions of the Income Tax Act, priced at $0.30. Cash commissions or finders’ fees totaling $181,488 were paid, and a total of 804,500 compensation warrants exercisable at $0.24 for a two year term expiring April 16, 2010 were issued.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

May 29, 2008

“Chet Idziszek”_____

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

May 29, 2008

“Ian Brown”

Ian Brown

Chief Financial Officer

Lund Gold Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED MARCH 31, 2008

Introductory Comment and Overview

Lund Gold Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “LGD”. The Company is in the business of exploring mineral properties, and is currently focusing on its Noront project in Northern Ontario, acquired by option agreement in February 2008. During the third fiscal quarter ended March 31, 2008, the Company was primarily engaged in negotiating 1) the acquisition of the Noront Project, and 2) a related significant financing.

This MD&A is dated May 15, 2008 and discloses specified information up to that date. Lund Gold is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada.

Throughout this report we refer from time to time to “Lund”, “Lund Gold”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Lund Gold Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information related to Lund Gold is available for view on SEDAR at www.sedar.com.

Overall Performance

Our principal milestones in the third fiscal quarter ended March 31, 2008 and to the date of this report were the following.

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We negotiated an option agreement on the Noront project, whereby Lund has been granted the option to acquire a 50 per cent interest in 13 claim blocks covering a total of 169 units in the “Ring of Fire” district, McFauld’s Lake, Ontario near Noront Resources Ltd.’s recent nickel-copper discovery. Details were provided in our news releases dated February 4 and February 28, 2008 filed on SEDAR and in Note 5 to the third quarter financial statements.

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We also negotiated and on April 16, 2008 closed a private placement financing exceeding $2.5 million as reported in our news releases dated March 20 and April 16, 2008 filed on SEDAR and summarized in Note 11 to the third quarter financial statements.

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On May 1 we issued a news release reporting that the operator of the Noront project has advised us that an airborne survey on the property had been completed, that processing and an initial report are being prepared, and that the report would propose a 2008 program and budget. This report is awaited.

The private placement financing resulting in gross cash proceeds of $2,533,850 of which $1,898,408 was raised by the issue of flow-through shares under provisions of the Income Tax Act. The flow-through portion of the proceeds provides a significant pool of funding for our exploration activities on Canadian projects, and the balance when added to our pre-existing cash resources provides a robust working capital position.

To maintain our option on the Carneirinho project in Brazil a large cash option payment was required by April 30, 2008. As set out in our news release of May 1, 2008 we made the decision that our cash resources are better directed at in-the-ground exploration, such as at the Ring of Fire / McFauld’s Lake project. The Carneirinho option was allowed to lapse, and we accordingly recognized a writedown effective March 31, 2008 of all of our costs in this project.

Results of Operations

Lund’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays a strong financial position, before taking into account the additional proceeds from the $2.5 million financing which closed after the balance sheet date, and continues to demonstrate Lund’s commitment to assertive programs of resource project expenditure, which is after all the business we are in. Net of non-cash items, our operations have consumed between approximately $55,000 and $130,000 per quarter over the past two fiscal years. We expect this level to continue over our one- to two-year planning horizon.

Our operating expenses for the nine months ended March 31, 2008 were approximately $353,000, up from approximately $229,000 in the preceding year’s first three quarters. The significant variances were increased salary costs and travel and investor relations costs, consistent with our levels of financing and project expenditures, and in audit costs, arising from a change to accruing audit provisions each fiscal quarter. Third quarter costs were consistent with costs incurred in the second quarter.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2008

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Interest earnings increased notably in the current fiscal year related to the investment of greater balances of financing proceeds; interest earnings are expected to increase in the next few quarters reflecting the investment of our April 2008 financing proceeds.

The Company's largest cash outflows in the nine months ended March 31, 2008 continue to arise from funding our mineral projects, net of changes in accounts payable, by $1.608 million. Included in this is the advance to the operator of the Noront project of $1 million as set out in our option agreement, to fund initial programs at the “Ring of Fire” / McFauld’s Lake property.

Summary of Quarterly Results

	Three Months Ended March 31, 2008[1]	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007	Three Months Ended June 30, 2007	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006
Total assets	$2,423,811	$4,249,261	$4,307,160	$4,166,476	$1,655,415	$1,043,830	$1,060,260	$1,124,412
Mineral properties	100,000	1,681,073	1,660,592	1,038,920	528,867	282,067	191,456	136,569
Working capital	1,197,223	2,251,548	2,386,517	3,072,242	1,092,097	635,468	813,184	923,885
Shareholders’ equity	2,334,229	3,962,362	4,070,668	4,136,180	1,647,442	944,013	1,031,848	1,088,391
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss[1]	(1,807,300)	(108,306)	(67,120)	(571,960)	(61,897)	(87,835)	(56,543)	(82,994)
Loss per share	(0.05)	(0.00)	(0.00)	(0.02)	(0.00)	(0.01)	(0.00)	(0.00)

Note 1 – The loss for the March 31, 2008 quarter includes $1,700,042 recognized on the write-off of all Carneirinho project costs. Excluding this item, the loss was $107,258.

Liquidity

Based on our existing working capital, and taking into account the addition of proceeds from the financing which closed April 16, 2008, we expect to maintain adequate liquidity to meet our funding needs for the balance of the fiscal year currently in progress.

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from operations, although such cash flow is well beyond our current planning horizon. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, our plan is to continue funding exploration programs at the Noront project.

Capital Resources

During the nine months ended March 31, 2008, the Company drew down on its capital resources which arose principally from a private placement financing completed in April 2007. The financial statements reflect our having  already met our commitment to provide $1,000,000 in exploration funds for 2008 to the operator at the McFauld’s Lake, Ontario project described in Note 5 to the financial statements.

Based on our existing working capital, the Company does not require additional financing during the current fiscal year.

Related Party Transactions

During the nine months ended March 31, 2008, the Company incurred legal fees of $11,950 paid or accrued to a company controlled by a director and officer of the Company. The Company also paid or accrued wages and benefits of $56,800 to its Chief Executive Officer and incurred office rent costs of $31,852 with a company with a number of common directors.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2008

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Newly adopted accounting standards

As described in Note 4 to the financial statements, certain new standards established by the CICA came into effect for fiscal years beginning on or after October 1, 2006; these standards are set out in CICA Handbook Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedging”. A further new standard also came into effect for fiscal years beginning on or after January 1, 2007 – CICA Handbook Section 1506 “Accounting Changes”. Lund adopted these new accounting pronouncements for its fiscal year beginning July 1, 2007. For the reasons set out in Note 4 to the financial statements, these new standards have not had any meaningful effect to date upon the presentation of the Company’s financial statements.

Other Required Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

In respect of the Noront project, as at March 31, 2008, the Company had recorded acquisition costs of $100,000 based on the issue to the optionor of 400,000 shares at the fair value of $0.25 per share, and had recorded $1,000,000 as a deposit with the operator of the Noront joint venture to fund 2008 programs, pursuant to the option agreement.

In respect of the Carneirinho project, as at June 30, 2007, the Company had incurred acquisition and exploration costs of $1,038,920 and during the nine months ended March 31, 2008, the Company incurred a further $661,122 in exploration costs prior to writing off all balances on the recognition in the third quarter statements of the termination of the option in April 2008. The major components of the exploration costs are set out in detail in note 5 to the statements, and include approximately 43 per cent for a drilling program, 29 per cent for camp costs and 19 per cent for geology and related costs.

Operating expenses for the nine months ended March 31, 2008 were $353,210, a 54 per cent increase from $229,057 for the nine months ended March 31, 2007. The principal increases were in salary costs, travel and investor relations costs, and accounting and audit provisions.

Internal Control over Financial Reporting (ICFR)

Extensive disclosure and discussion on this topic was provided in our MD&A for the year ended June 30, 2007. During the third fiscal quarter there were no changes in Lund’s ICFR which have affected or might reasonably be expected to affect our internal control over financial reporting.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 39,127,329 were outstanding at March 31, 2008 as set out in Note 6 to the financial statements. As at the date hereof, there are 48,103,033 common shares outstanding. The increase reflects the private placement financing which closed April 16, 2008 described in Note 11 to the financial statements.

Share purchase warrants

As at March 31, 2008 the Company had outstanding warrants entitling the purchase of 6,012,500 shares of the Company at a price of $0.40 per share until April 11 or 13, 2009.

As at the date hereof, the Company has the following share purchase warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
4,762,500	$0.40	April 11, 2009
1,250,000	$0.40	April 13, 2009
4,487,852	$0.40	April 16, 2010
804,500	$0.24	April 16, 2010
3,251,000

The additional 5,292,352 warrants with expiry date April 16, 2010 were issued pursuant to the financing summarized in Note 11 to the third quarter financial statements.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2008

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Stock Options

As at March 31, 2008 and the date hereof the Company had outstanding stock options entitling the purchase of 3,251,000 shares of the Company as set out in Note 7 to the financial statements.

Vancouver, British Columbia	May 15, 2008

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs, and estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.